Investment Law Group

 OF DAVIS GILLETT MOTTERN & SIMS, LLC

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

Telephone: (404) 607-6933	Facsimile: (678) 840-2126

June 17, 2013

Sheila Stout

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, DC 20549

Re:	VII Peaks-KBR Co-Optivist Income BDC II, Inc.

Comments to Form N-2, Post-Effective Amendment No. 3

Filed June 6, 2013

File No. 333-176182

Dear Ms. Stout:

I am writing as counsel to VII Peaks-KBR Co-Optivist Income BDC II, Inc. (the “Company”) to follow-up our phone conversation on June 13, 2013 regarding the Post-Effective Amendment No. 3 to the Company’s Form N-2 filed on June 6, 2013. Attached hereto as Exhibits A and B are redlined and clean versions of “Note 4. Related Party Transactions” contained in the financial statements included in the Company’s Form 10-Q for the period ending March 31, 2013, which contain changes that we hope addresses your concerns about providing clear disclosure to investors. The Company would make substantially similar changes to “Note 4. Related Party Transactions” included in its audited financial statements for the year ended December 31, 2012, as well as the same language in its Form N-2 registration statement.

I look forward to discussing this with you after you have had a chance to review it.

Very truly yours,

INVESTMENT LAW GROUP OF DAVIS GILLETT MOTTERN & SIMS, LLC

/s/ Robert J. Mottern

Robert J. Mottern, Esq.

Investment Law Group

 OF DAVIS GILLETT MOTTERN & SIMS, LLC

Letter to Sheila Stout

June 17, 2013

I, Gurpreet S. Chandhoke, hereby certify that I have read the foregoing letter dated June 17, 2013, by Robert J. Mottern, counsel for the VII Peaks-KBR Co-Optivist Income BDC II, Inc. and I acknowledge that the Company is responsible for the adequacy and accuracy of the statements in the letter, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

VII Peaks-KBR Co-Optivist Income BDC II, Inc.

/s/ Gurpreet S. Chandhoke

Gurpreet S. Chandhoke, Chief Executive Officer

Investment Law Group

 OF DAVIS GILLETT MOTTERN & SIMS, LLC

Letter to Sheila Stout

June 17, 2013

Exhibit A

Below is “Note 4. Related Party Transactions” to the Company’s financial statements included in Form 10-Q for the period ending March 31, 2013. The language which the Company proposes to add is underlined.

Note 4. Related Party Transactions

The Fund is managed by the Manager. The Manager is wholly-owned by VII Peaks-KBR, LLC which is a joint venture between VII Peaks Capital, LLC (“VII Peaks”), and KBR Capital Advisors, LLC (“KBR”).

Investment Advisory Agreement

Under the investment advisory agreement between the Fund and the Manager, the Manager is entitled to a base management and incentive fee as outlined in the Investment Advisory Agreement with the Fund. The base management fee is 2% of net assets below $100 million; 1.75% of net assets between $100 million and $250 million; and 1.5% of net assets over $250 million. The incentive fee has two parts. The first part, the subordinated incentive fee on income, is calculated and payable quarterly in arrears based upon the Fund’s “pre-incentive fee net investment income” for the immediately preceding quarter. The subordinated incentive fee on income is 20% of pre-incentive net investment income subject to a quarterly return to investors, expressed as a rate of return on adjusted capital at the beginning of the most recently completed calendar quarter, of 2.0% (8.0% annualized). The second part of the incentive fee, the incentive fee on capital gains, is an incentive fee on capital gains earned on liquidated investments from the portfolio and is determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory agreement). This fee equals 20.0% of the Fund’s incentive fee capital gains, which will equal the Fund’s realized capital gains on a cumulative basis from inception, calculated as of the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gains incentive fees. For the three months ended March 31, 2013, the Fund incurred $0.08 million in base management fees. For the three months ended March 31, 2013, the Fund incurred no incentive fees related to pre-incentive fee net investment income and $0.02 million in incentive fees on capital gains. ~~As of March 31, 2012, no services were performed by the Manager under this agreement, and no fees were paid.~~

Investment Law Group

 OF DAVIS GILLETT MOTTERN & SIMS, LLC

Letter to Sheila Stout

June 17, 2013

Under the investment advisory agreement, the Fund is responsible for all operating expenses.  In addition, all offering and organizational expenses are initially incurred by the Manager, which is entitled to reimbursement from the Fund, but only ~~the Fund is contingently responsible for all offering and organizational expenses~~ to the extent of 1.5% of the gross proceeds of the future offering of the Fund’s securities~~, and the Manager is responsible for any amount of offering or organization expenses above the 1.5% limit~~.  ~~To the extent there are not future securities offerings, the Fund is not responsible for reimbursement to the manger.~~  As of March 31, 2013, the Manager had incurred significantly more organizational and offering expenses on behalf of the Fund than it is entitled to reimbursement for under the investment advisory agreement. The Fund has recorded a due to affiliate liability and capitalized the deferred offering costs as it is expected that the Fund will reimburse the Manager for these costs. In particular, at ~~At~~ March 31, 2013, the Fund is contingently indebted to the Manager for $1.2 million for offering costs and $0.1 of organizational costs that have been incurred by the Manager in excess of the 1.5% limit.  From each closing held in the Fund’s offering of common stock, the Fund pays the Manager 1.5% of the gross proceeds of the closing for application to the payable to the Manager. However, the Fund will not be obligated to reimburse the Manager except to the extent of 1.5% of future gross offering proceeds. Furthermore, the Fund will not be obligated to reimburse the Manager to the extent the related party payable to the Manager is less than the amount owed to the Fund by the Manager under an expense reimbursement agreement. See “Note 4. Related Party Transactions – Expense Reimbursement Agreement” below.

Expense Reimbursement Agreement

The Fund has also entered into an expense reimbursement agreement with the Manager under which the Manager agreed to reimburse the Fund for all U.S. GAAP compliant expenses recognized on the quarterly financial statements of the Fund for 2012, retroactive to the date of formation of the Fund on August 3, 2011. In 2013, the expense~~s~~ reimbursement agreement was modified to exclude management fees and incentive fees payable to the Manager effective as of January 1, 2013. The Fund recognizes a receivable on its books for the amount due from the Manager under the expense reimbursement agreement, and the Manager recognizes a liability on its books in the same amount. The expense reimbursement agreement allows the Manager and the Fund to offset the ~~related~~ receivable in favor of the Fund created under the expense reimbursement agreement against the contingent payable owed by the Fund to the Manager under the investment advisory agreement,~~s from and payables to each other~~ resulting in a net receivable~~,~~ or payable position. As of March 31, 2013, the Manager was indebted to the Fund for $1.9 million of expense reimbursements under the investment advisory agreement, the Fund was indebted to the Manager for $1.3; therefore, the Fund has recorded $0.6 million as due from related party at March 31, 2013, which reflects the netting of $1.9 million due from the Manager and $1.3 million due to the Manager.

The expense reimbursement agreement expires on the earlier of August 3, 2014 or the start of the quarter in which the Fund reaches $75 million in net assets. Amounts reimbursed by the Manager under the expense reimbursement agreement are subject to recoupment by the Manager at a later date.

Investment Law Group

 OF DAVIS GILLETT MOTTERN & SIMS, LLC

Letter to Sheila Stout

June 17, 2013

Below is a table that summarizes the receivables and payables due to and from the Manager as of December 31, 2012 and March 31, 2012 (in thousands):

	December 31, 2012	March 31, 2013
Due from (to) Manager under Investment Advisory Agreement	$(1.3)	$(1.3)
Due from (to) Manager under Expense Reimbursement Agreement	1.4	1.9
Net due from (to) Manager	$0.1	$0.6

~~The expense reimbursement agreement expires on the earlier of August 3, 2014 or the start of the quarter in which the Fund reaches $75 million in net assets. Amounts reimbursed by the Manager under the expense reimbursement agreement are subject to recoupment by the Manager at a later date.~~

Administration Agreement

The Fund has also entered into an administration agreement with the Manager under which the Manager provides the Fund with office facilities, equipment and clerical, bookkeeping and record keeping services at such facilities and provides or oversees the performance of, the Fund’s required administrative services, which include, among other things, being responsible for the financial records which the Fund is required to maintain and preparing reports to its stockholders. The Manager is reimbursed amounts based on allocable portion of overhead costs under this agreement.

Dealer Manager Agreement

KBR Capital Markets, LLC (the “Dealer Manager”) is an affiliate of KBR, and is a licensed broker-dealer registered with the Financial Industry Regulatory Authority (“FINRA”) and serves as the Dealer Manager for the Fund’s public offering of shares of common stock. The Dealer Manager receives selling commissions of 7% of gross offering proceeds, all of which is expected to be re-allowed to selected dealers, and a dealer manager fee of up to 3% of gross offering proceeds, all or a portion of which may be re-allowed to selected dealers.

Investment Law Group

 OF DAVIS GILLETT MOTTERN & SIMS, LLC

Letter to Sheila Stout

June 17, 2013

Exhibit B

Below is “Note 4. Related Party Transactions” to the Company’s financial statements included in Form 10-Q for the period ending March 31, 2013. The language which the Company proposes to add is underlined.

Note 4. Related Party Transactions

The Fund is managed by the Manager. The Manager is wholly-owned by VII Peaks-KBR, LLC which is a joint venture between VII Peaks Capital, LLC (“VII Peaks”), and KBR Capital Advisors, LLC (“KBR”).

Investment Advisory Agreement

Under the investment advisory agreement between the Fund and the Manager, the Manager is entitled to a base management and incentive fee as outlined in the Investment Advisory Agreement with the Fund. The base management fee is 2% of net assets below $100 million; 1.75% of net assets between $100 million and $250 million; and 1.5% of net assets over $250 million. The incentive fee has two parts. The first part, the subordinated incentive fee on income, is calculated and payable quarterly in arrears based upon the Fund’s “pre-incentive fee net investment income” for the immediately preceding quarter. The subordinated incentive fee on income is 20% of pre-incentive net investment income subject to a quarterly return to investors, expressed as a rate of return on adjusted capital at the beginning of the most recently completed calendar quarter, of 2.0% (8.0% annualized). The second part of the incentive fee, the incentive fee on capital gains, is an incentive fee on capital gains earned on liquidated investments from the portfolio and is determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory agreement). This fee equals 20.0% of the Fund’s incentive fee capital gains, which will equal the Fund’s realized capital gains on a cumulative basis from inception, calculated as of the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gains incentive fees. For the three months ended March 31, 2013, the Fund incurred $0.08 million in base management fees. For the three months ended March 31, 2013, the Fund incurred no incentive fees related to pre-incentive fee net investment income and $0.02 million in incentive fees on capital gains.

Investment Law Group

 OF DAVIS GILLETT MOTTERN & SIMS, LLC

Letter to Sheila Stout

June 17, 2013

Under the investment advisory agreement, the Fund is responsible for all operating expenses.  In addition, all offering and organizational expenses are initially incurred by the Manager, which is entitled to reimbursement from the Fund, but only to the extent of 1.5% of the gross proceeds of the future offering of the Fund’s securities.  As of March 31, 2013, the Manager had incurred significantly more organizational and offering expenses on behalf of the Fund than it is entitled to reimbursement for under the investment advisory agreement. The Fund has recorded a due to affiliate liability and capitalized the deferred offering costs as it is expected that the Fund will reimburse the Manager for these costs. In particular, at March 31, 2013, the Fund is contingently indebted to the Manager for $1.2 million for offering costs and $0.1 of organizational costs that have been incurred by the Manager in excess of the 1.5% limit.  From each closing held in the Fund’s offering of common stock, the Fund pays the Manager 1.5% of the gross proceeds of the closing for application to the payable to the Manager. However, the Fund will not be obligated to reimburse the Manager except to the extent of 1.5% of future gross offering proceeds. Furthermore, the Fund will not be obligated to reimburse the Manager to the extent the related party payable to the Manager is less than the amount owed to the Fund by the Manager under an expense reimbursement agreement. See “Note 4. Related Party Transactions – Expense Reimbursement Agreement” below.

Expense Reimbursement Agreement

The Fund has also entered into an expense reimbursement agreement with the Manager under which the Manager agreed to reimburse the Fund for all U.S. GAAP compliant expenses recognized on the quarterly financial statements of the Fund for 2012, retroactive to the date of formation of the Fund on August 3, 2011. In 2013, the expense reimbursement agreement was modified to exclude management fees and incentive fees payable to the Manager effective as of January 1, 2013. The Fund recognizes a receivable on its books for the amount due from the Manager under the expense reimbursement agreement, and the Manager recognizes a liability on its books in the same amount. The expense reimbursement agreement allows the Manager and the Fund to offset the receivable in favor of the Fund created under the expense reimbursement agreement against the contingent payable owed by the Fund to the Manager under the investment advisory agreement, resulting in a net receivable or payable position. As of March 31, 2013, the Manager was indebted to the Fund for $1.9 million of expense reimbursements under the investment advisory agreement, the Fund was indebted to the Manager for $1.3; therefore, the Fund has recorded $0.6 million as due from related party at March 31, 2013, which reflects the netting of $1.9 million due from the Manager and $1.3 million due to the Manager.

The expense reimbursement agreement expires on the earlier of August 3, 2014 or the start of the quarter in which the Fund reaches $75 million in net assets. Amounts reimbursed by the Manager under the expense reimbursement agreement are subject to recoupment by the Manager at a later date.

Below is a table that summarizes the receivables and payables due to and from the Manager as of December 31, 2012 and March 31, 2012 (in thousands):

	December 31, 2012	March 31, 2013
Due from (to) Manager under Investment Advisory Agreement	$(1.3)	$(1.3)
Due from (to) Manager under Expense Reimbursement Agreement	1.4	1.9
Net due from (to) Manager	$0.1	$0.6

Investment Law Group

 OF DAVIS GILLETT MOTTERN & SIMS, LLC

Letter to Sheila Stout

June 17, 2013

Administration Agreement

The Fund has also entered into an administration agreement with the Manager under which the Manager provides the Fund with office facilities, equipment and clerical, bookkeeping and record keeping services at such facilities and provides or oversees the performance of, the Fund’s required administrative services, which include, among other things, being responsible for the financial records which the Fund is required to maintain and preparing reports to its stockholders. The Manager is reimbursed amounts based on allocable portion of overhead costs under this agreement.

Dealer Manager Agreement

KBR Capital Markets, LLC (the “Dealer Manager”) is an affiliate of KBR, and is a licensed broker-dealer registered with the Financial Industry Regulatory Authority (“FINRA”) and serves as the Dealer Manager for the Fund’s public offering of shares of common stock. The Dealer Manager receives selling commissions of 7% of gross offering proceeds, all of which is expected to be re-allowed to selected dealers, and a dealer manager fee of up to 3% of gross offering proceeds, all or a portion of which may be re-allowed to selected dealers.